The Fashion House Holdings, Inc.
6310 San Vicente Blvd., #330
Los Angeles, California 90048-5499
September 20, 2005
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.

Attn.:	Michael Moran, Esq. Mr. Robert Burnett

Re:	The Fashion House Holdings, Inc. Comment Letter dated September 16, 2005 Change in Accountants File No. 33-07075-LA
Dear Mr. Moran and Mr. Burnett:
     The Fashion House Holdings, Inc. (the “Company”) encloses for filing under the Exchange Act of 1934, as amended, its current report on Form 8-K concerning resignation of its independent accountant. This letter also responds to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in their letter dated September 16, 2005. Set forth below are the Company’s responses to the Staff’s comments. We have reproduced the Staff’s comments in bold type and have followed each comment with our response.
1.	We have received a letter from Hein & Associates LLP dated September 1, 2005 confirming that the client-auditor relationship with you has ceased. This event requires you to file an Item 4.01 Form 8-K. Our records do not indicate that you have done this. Please do so.

Noted. We have filed our current report on Form 8-K concerning the resignation of Hein & Associates LLP as our independent accountant.

2.	The Form 8-K should include all of the information required by Item 304 of Regulation S-B. Since the Form 8-K was due within four business days from the date of the event it should be filed immediately.

Noted. Although we have not yet engaged a new independent accountant, we have filed the Form 8-K disclosing the resignation of Hein & Associates.

The Company hereby acknowledges the following:

Securities and Exchange Commission
September 20, 2005

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned’s counsel, Michael Donahue or Dorothy Vinski of Richardson & Patel, by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, THE FASHION HOUSE HOLDINGS, INC.
By:	/s/ Ronald E. Wittman
Ronald E. Wittman
Chief Financial Officer

Enclosure